March 22, 2011

Via FedEx and Edgar
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

RE:	MDC Partners, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 10, 2010
Form 10-Q Fiscal Quarter Ended September 30, 2010
Form 8-K/A filed February 10, 2011
File No. 1-13718

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your follow-up letter dated February 28, 2011 (the “February 28th Letter”) regarding the Company’s above-referenced filings.  The responses to the Staff’s comments are provided in the order in which the comments were set out in the February 28th Letter and are numbered correspondingly.

The Staff’s comments, indicated by bold, are followed by responses on behalf of the Company.  Page references below are to the applicable Exchange Act filing.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 16.  Segmented Information, page 79

1.
We note your response to comment two from our letter dated February 28, 2011.  It is still unclear to us why you have aggregated all of your operating segments into two reportable segments.  Please further explain your presentation by addressing the following items:

•	Clarify which reportable segment previously contained the Accent operating segment, which was moved to the SCS segment in 2009.
•
Tell us how many operating segments remained in the SCS segment after moving the five operating segments mentioned in your response to the SMS segments.  How did you determine that these remaining segments could be aggregated with the previously named CRM segment?

•
In your response to comment nine from our letter dated December 15, 2010, you indicate that the long term financial gross margins of the SMS and PMS segments are expected to be similar “excluding non recurring items.”  Tell us the nature of these items and why they were excluded from your analysis.

•
In the same response, you discuss certain operating segments within the PMS reportable segment that did not have similar economic characteristics, but which were aggregated into this segment due to immateriality.  Tell us why you included these segments within the PMS segment instead of presenting them in an “other” column.

•
For both of your reportable segments, please provide us with your analysis and financial information for all periods presented in your filing, demonstrating your compliance with FASB ASC 280-10-50-11.  Please provide us with an analysis that includes historical and projected revenues, gross margins, gross margin percentages, operating profit, and operating profit percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar.  Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

In 2008 the Company had two reportable segments, SMS and CRM, in addition the Company grouped all other operating segments into an all “other” category called SCS. SCS was not a reportable segment. The Company disclosed in its segment footnote in the  2008 Form 10K, that SCS was not a reportable segment and was therefore included in an all “other” category.

Prior to the Company’s change in reportable segments in 2009, the Accent operating segment was the only operating segment in the CRM segment. In 2009 Accent was aggregated with other operating segments which met the aggregation guidelines of ASC 280-10-50-11and was renamed the PMS segment. In addition, effective January 1, 2009 Targetcom was merged as an operating division of Accent.

As stated above, the SCS segment was the Company’s all “other” category, in 2009 the Company performed an analysis of its operating segments and determined that the reportable segments needed to be re-aligned. Based on the recent and projected future operating results the following operating segments were moved from the all “other” category to the SMS reporting segment, Bruce Mau, Hello Design, Henderson Bas, YMM and Veritas. The remaining six entities – 6 Degrees (formerly Accumark), Bryan Mills, Computer Composition, Northstar Research Partners, Onbrand Design and Source Marketing – were aggregated with Accent to form the new PMS reportable segment. These entities were aggregated based the aggregation criteria discussed in ASC 280-10-50-11. Accordingly, this segment will include operating segments that provide consumer insights to satisfy the growing need for targetable, measureable solutions or cost effective means of driving return on marketing investment. These services interface directly with the consumer of a client’s product or service. Such services include the design, development, research and implementation of customer service and direct marketing initiatives. Each of the entities within PMS share similar economic characteristics, specifically related to the nature of their respective services, the manner in which the services are provided and the similarity of their respective customers. Due to the similarities in these businesses, the service provided to the customer and that they exhibit similar long term financial performance, they have been aggregated together. The long term financial performance measure of gross margins are expected to be in the 20-25% range.

The Company excluded non-recurring items from its analysis based on the “Implementation Guidance and Illustrations” of ASC 280-10-55-7A, which states the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. Accordingly, the Company considers non-recurring items not to be an indicator of the true future performance of an operating segment, but rather these items reflect actions currently being taken today with a goal towards future performance. The types of non-recurring items included severance and related costs due to downsizing the operating segment and the exclusion of accrued leased costs due to the closing of an office, both types of actions being taken to enhance future financial performance.

The Company included the immaterial operating segments in the PMS reporting segment in accordance with the guidance in  “Implementation Guidance and Illustrations” of ASC 280-10-55-7C which states that the aggregation of segments should be consistent with the objective and basic principles of this Subtopic to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better understand the public entity’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole. This Subtopic mentions that segments having similar economic characteristics would be expected to have similar long-term average gross margins. That measure is used, only as an example, because gross margin is a measure of profitability that is less likely to be affected by allocations. Evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. The Company believes that this guidance provided support to include the immaterial operating segments in the PMS segment instead of grouping them in an “other” category because the results of including them would not have been materially different and the Company believes that this disclosure is more meaningful to investors. This simplified disclosure has helped users of the financial statements better understand the Company’s performance. Since changing its reportable segments the Company has received positive feedback from investors that the current disclosure is more meaningful to them than the prior disclosures.

The Company has attached two schedules, Schedule A which includes the information about the operating segments before they were realigned in the 2008 segment disclosure and Schedule B which is the current segment disclosure. As can be seen in Schedule B the Company has used gross margin percentages as an indicator of similar long term financial performance. As discussed in our response dated February 28, 2011, the Company implemented this change in reportable segments in 2009, based on the future long term financial outlook for our operating segments in particular Accent. For the SMS segment the Company believes a 40-45% range is reasonable and for the PMS segment the Company believes a 20-25% range is a reasonable. The Schedule demonstrates that all material operating segments are within a 10% range within each reportable segment which the Company believes is reasonable. Certain operating segments like Crispin Porter & Bogusky, KBSP and Northstar, which are currently below the stated targets, have been within the target range in the past and are expected to get back into the target range in the future.

Form 8/K/A filed February 10, 2011

2.
We note that you filed the financial statements of Capital C Communications LP for the year ended December 31, 2009 and the eleven months ended November 30, 2010.  Based on the pro forma statement of operations for the year ended December 31, 2009, it is unclear to us why you were not required to present three years of historical financial statements of Capital C Communications LP.  Please revise or advise us by providing your calculations of significance.

The Company informs the Staff that its acquisition of the Capital C Communications LP business was significant at a 57% level based on the income test set forth in Rule 1-02(w) of Regulation S-X.  This was the highest level of significance as among the three tests set forth in Rule 1-02(w), and no other test exceeded a 20% level of significance.  As a result, the Company was subject to Rule 3-05(b)(2)(iv) of Regulation S-X in presenting the historical financial statements of Capital C Communications LP.  The Company respectfully submits to the Staff that it then omitted the earliest of the three years of required financials (2008) in reliance on the exception contained in Rule 3-05(b)(2)(iv) for an acquired business with net revenues of less than $50 million in its most recent fiscal year.  The Company therefore presented only two years of historical financial statements of Capital C Communications LP, specifically 2009 and 2010 (for which eleven months of audited financial statements is deemed to satisfy a full year pursuant to Rule 3-06 of Regulation S-X).

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The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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The Company is also enclosing with this submission a request for confidential treatment pursuant to Rule 83 of the Rules of Practice of the Commission with respect to the information provided as Schedules A and B hereto.

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1805; fax: (212) 937-4365), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; fax: (212) 225-3999).

Very truly yours,

/s/ David Doft
David Doft Chief Financial Officer

Enclosures

cc:	Melissa Hauber
Robert S. Littlepage, Jr.
     Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer
Mitchell Gendel, General Counsel & Corporate Secretary
Michael Sabatino, Chief Accounting Officer

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Al Ferarra, BDO USA LLP

Ethan Klingsberg, Esq., Cleary Gottlieb Steen & Hamilton LLP

MDC Partners Inc.	A-1 Confidential Treatment Requested by MDC Partners
Schedule A

MDC Partners Inc.	A-2 Confidential Treatment Requested by MDC Partners
Schedule B